UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)(1)


                          Envoy Communications Group Inc.
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                                (Name of Issuer)

                           Common Shares, no par value
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                         (Title of Class of Securities)

                                   0002939861
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 30, 2006
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             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 0002939861             SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              1,199,980
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            1,199,980
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,199,980

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%
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14   TYPE OF REPORTING PERSON (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No. 0002939861             SCHEDULE 13D

Item 1.  Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D, as filed on behalf of Steven N. Bronson with respect to the common shares no par value ("Common Shares") of Envoy Communications Group Inc. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 172 John Street, Toronto, Ontario, Canada M5T 1X5. The Issuer has previously reported that as of June 30, 2006, the Issuer had 19,687,120 shares of Common Shares issued and outstanding.


Item 2.  Identity and Background.

     (a) This Amendment No. 1 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road, Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road, Danbury, Connecticut 06811. Mr. Bronson is also the managing member of the Catalyst Fund GP, LLC, a Delaware limited liability company, which is the general partner of Catalyst Fund, L.P., a Delaware limited partnership (the "Fund"). The Fund maintains its offices at 100 Mill Plain Road, Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     On August 30, 2006, Mr. Bronson, through Catalyst and using the working capital of Catalyst, purchased 5,000 shares of Common Shares in an open market transaction at the price of $1.48 per share.


Item 4.  Purpose of Transaction.

     This Amendment is being filed to disclose a recent correspondence between Mr. Bronson and the Board of Directors of the Issuer.

     On August 30, 2006, Mr. Bronson delivered a letter (the "August 30th Letter") to the Board of Directors of the Issuer indicating that he was concerned about certain actions taken by the Board of Directors, including, among other things, (i) the compensation packages granted to executives of the Issuer, namely, Geoffrey B. Genovese, John Bailey and Joseph Leeder, (ii) the formation and operation of Envoy Capital Group, the Issuer's newly launched merchant banking business, and (iii) the Issuer's entry into a recent real estate investment with an officer of the Company. In the August 30th Letter, Mr. Bronson requested that the Issuer respond to Mr. Bronson's delineated concerns no later than September 15, 2005. The above is only a summary of the contents of the August 30th Letter. For the complete contents of the August 30th Letter, readers are referred to the August 30th Letter, a copy of which is attached as an Exhibit to this Schedule 13D.

     Mr. Bronson acquired and holds the Common Shares for investment purposes. Mr. Bronson may, directly or indirectly (i) increase or decrease his beneficial ownership of Common Shares or other securities of the Issuer, (ii) sell all or part of his shares of Common Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. If Mr. Bronson does undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.


     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,199,980 shares of the Issuer's Common Shares, representing approximately 6.1% of the total shares of Common Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include: (1) 615,050 Common Shares held by the Fund and (2) 584,930 Common Shares held by Catalyst.

     (c) The following open market transactions were effected by Mr. Bronson since the filing of his last Schedule 13D:

                   Buy or       Type of         Number of           Price
Date     Entity     Sell       Securities   Shares Purchased      Per Share
---------------------------------------------------------------------------
8-29-06  Catalyst   Buy       Common Stock       6,053              $1.49
8-29-06  Catalyst   Buy       Common Stock         500              $1.48
8-28-06  Catalyst   Buy       Common Stock       8,651              $1.50
8-25-06  Catalyst   Buy       Common Stock      16,840              $1.5194
8-24-06  Catalyst   Buy       Common Stock       6,500              $1.5226
8-23-06  Catalyst   Buy       Common Stock       5,000              $1.4909
8-22-06  Catalyst   Buy       Common Stock       5,533              $1.4689

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7.  Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2006

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON




     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         Exhibit

                             CATALYST FINANCIAL, LLC
                               100 MILL PLAIN ROAD
                           DANBURY, CONNECTICUT 06811



Via Federal Express
-------------------



August 30, 2006


The Board of Directors
Envoy Communications Group Inc.
172 John Street
Toronto, Ontario
Canada M5T 1X5

Gentlemen:

I write this letter pursuant to the request of Geoffrey B. Genovese and in furtherance of my recent filing on Schedule 13D disclosing my beneficial ownership as well as certain concerns relating to Envoy Communications Group, Inc. (the "Company") regarding, among other things, the compensation of its executives, namely Geoffrey B. Genovese, John H. Bailey and Joseph Leeder, the formation and operation of Envoy Capital Group, the Company's merchant banking division and a recent related party transaction.

This has been a very disappointing year for the Company. In the first quarter the Company booked a $1.9(FN1) million dollar restructuring charge that management estimated would save the Company $4.4 million dollars annually. Then after the closing of the first quarter, the Company reported on January 19, 2006, that management anticipated that the Company's core business will be profitable and cash flow positive for the current fiscal year. See January 19, 2006 Press Release. As discussed in detail below the January 19 Press Release also announced the launch of the Company's purported merchant banking division. Then on August 10, 2006, the Company reported that for the nine months ended June 30, 2006 the Company sustained a net loss of $2.7 million dollars on revenues of $23.9 million dollars, a significant decrease from the prior year. See August 10, 2006 Press Release. The Company also reversed its earlier estimate and announced that management now believed that the Company's core business would not be profitable for fiscal year 2006.

Additionally, I note that the Company's stock has been performing very poorly despite the Company repeated efforts to bolster the stock price by repurchasing the securities of the Company in the open market. In the past 2 years the Company has spent almost $10 million dollars repurchasing the Company's securities and the Company's stock is still trading at approximately 50% of book value. The Company's stock is also trading significantly below net tangible book value.


---------------
(FN1)  Unless stated otherwise all sums are in Canadian dollars.

As of June 30, 2006, the book value of the Company's common stock was $3.48 per share. As of June 30, 2006, the net tangible book value of the Company's common stock was $2.50 per share. As of June 30, 2006, the net cash value of the Company's common stock was $1.75 per share. As of June 30, 2006, closing share price of the Company's common stock was $1.75 per share. As of August 28, 2006, the closing share price of the Company's common stock was $1.66 per share.

The Company's poor performance this year has been exacerbated by the excessive compensation paid to the current executives of the Company. Geoffrey B. Genovese the Chairman and CEO of the Company is being paid a base salary of $550,000(FN2) plus, a "management fee" in the amount of $300,000 paid to a entity controlled by Mr. Genovese and perquisites of approximately $144,000, for insurance benefits and a car allowance, assuming there have been no increases since last year. Mr. Genovese's compensation package also affords him the right to receive a bonus. In 2005 Mr. Genovese received a bonus in the amount of $550,000 and I presume the Board will grant him a similar bonus this year. In addition to this seemingly exorbitant compensation package, Mr. Genovese has also been provided with a generous golden parachute valued at approximately $4 million dollars in the event of termination and/or a change of control.

I submit that Mr. Genovese's compensation package is excessive in view of the size of the Company as well as the Company's recent performance (2006 revenues are tracking approximately $30 million dollars). As a concerned shareholder I request that the Compensation Committee should undertake a review of Mr. Genovese's compensation, possibly with the assistance of an independent consultant, and bring Mr. Genovese's compensation in line with comparable companies. I believe that an annual salary of approximately $300,000 per year should be more than sufficient for the Chairman and CEO of the Company. Also I can see no reason why in addition to a base salary the Company should be forced to pay a management fee to an entity controlled by Mr. Genovese. I note the Company does not disclose the management services provided or explain why this fee recently doubled from $150,000 to $300,000 per year. Additionally, any bonus or equity grants paid to Mr. Genovese or other executives should be awarded based on performance goals tied to net earnings and such goals should be set out in advance. Finally, Mr. Genovese severance package should be terminated or at least limited to one year's base salary.


---------------
(FN2) All executive compensation information has been taken from the Company's Management Information Circular, dated February 22, 2006, distributed in connection with the Company's Annual Meeting of Shareholder's which was scheduled to be held on March 28, 2006.

I also question the size of the salary and termination benefits granted to John
H. Bailey and Joseph Leeder. Mr. Bailey is paid $300,000 per year and in the event of termination or a change of control is entitled to a payment of $900,000. These amounts do not include additional fees that are paid to Mr. Bailey for legal services. Mr. Leeder is paid $400,000 per year and in the event of termination or a change of control is entitled to a payment of at least $800,000. I note that in 2005, the Company's prior CFO was paid only $187,500 plus a $9,500 car allowance, and that was during a profitable year. I submit, further, that the compensation and termination benefits provided to Mr. Bailey and Mr. Leeder are excessive and detrimental to the shareholders of the Company.

I note that management owns less than 10% of the issued and outstanding shares of the Company, yet it appears that, based on the excessive compensation paid to management and the independent directors, as discussed below, management are the only ones profiting from the Company. In this regard I also note that based on my review of the filings with the U.S. Securities and Exchange Commission no member of management has made any filings concerning stock ownership as required by Section 16 of the Securities Act of 1934.

Next, I believe that management of the Company has imprudently and possibly negligently pursued a new line of business by launching Envoy Capital Group
(ECG), the Company's purported merchant banking business. The January 19th Release declared that ECG's mission is "to build wealth" and that ECG's "investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital." The Company stated that ECG's "goal is to deliver superior returns on a consistent basis and to create value for its shareholders." The Company stated that ECG's "primary objective is to provide asset backed bridge loans of between $500,000 and $3,000,000 to private and publicly listed companies engaged in professional and marketing services, media, manufacturing and real estate development." The Company further explained that ECG "will complement its bridge loan business by making equity investments in emerging companies as well as providing corporate financial services."

I note that ECG has failed to invest its assets in accordance with the Company's stated investment objectives. Also ECG's performance has fallen far short of the Company's mandate "to deliver superior returns on a consistent basis and to create value for its shareholders." I submit that the Company's shareholders, the true owners of the Company, would be better served if the Company would distribute most of the cash being used by ECG in the merchant banking business as a special dividend to the shareholders.

In the January 19th Press Release, the Company also announced the appointment of Joseph Leeder, Company's CFO from 1998 through 2003, as its new CFO and EVP of Mergers and Acquisitions. The Company proclaimed that along with Mr. Leeder the Company had the background and experience in merchant banking to enable ECG to be successful. It is submitted that neither the Company nor ECG possesses the required experience necessary to successfully operate a merchant banking business. Mr. Leeder apparently never worked for a merchant banking firm. In fact, the Company's disclosures do not identify any member of management as having been actually engaged in the merchant banking business. Mr. Leeder's prior experience, other than his stint as the Company's CFO, consisted only of his work as a partner of an accounting firm. Accordingly, the Company lacks the necessary experience to operate a successful merchant banking business. I submit that the Company should cut its losses and dissolve ECG. The Company should then distribute approximately 80% of ECG funds (approximately $30 million) to the shareholders of the Company as a special dividend.

The Company's core business is consumer and retail branding. The Company should focus its efforts on its core business and endeavor to bring the consumer and retail business back to profitability. It is submitted that the Company's expansion into the amorphous business of merchant banking is merely an attempt to entrench and further benefit current management. An example of this is the recent real estate joint venture the Company entered into with an officer of the Company, presumably Mr. Genovese. The brief disclosure by the Company in its third quarter report states that total investment for the real estate venture was only $3 million dollars. No explanation is provided why ECG would need a partner to invest with in a real estate venture, no less an officer of the Company who owes a fiduciary duty to the Company not to usurp corporate opportunities.

It is submitted that the Board of Directors have failed to carry out their fiduciary obligations to manage the Company for the benefit of the shareholders. It appears that the Board of Directors has acceded control of the Company to Mr. Genovese and has not adequately reviewed managements' compensation or conduct. Based on the Company's disclosures it seems that the independent directors of the Company are also excessively compensated based on the size of the Company. In 2005, the three independent directors received combined compensation of more than $265,000, with the highest paid independent director being paid approximately $103,000 for fiscal year 2005.

Based on the perceived mismanagement of the Company and excessive compensation awarded to the executives, it is respectfully requested that:

     1. the Compensation Committee review, with the aid of an independent consultant, the compensation packages and employment agreements provided to Messrs. Genovese, Bailey and Leeder;
     2. the Board of Directors decrease the compensation paid to Messrs. Genovese, Bailey and Leeder in accordance with the Compensation Committees review;
     3. the Board of Directors should not award any bonuses to Messrs. Genovese, Bailey and Leeder in accordance with the Compensation Committees review;
     4. the Board of Directors terminate the golden parachutes provided to Messrs. Genovese, Bailey and Leeder;
     5. the Board of Directors terminate the management fee paid to Mr. Genovese's company;
     6.   the Board of Directors dissolve ECG;
     7. the Board of Directors declare a stock dividend of approximately $1.50 to the shareholders of the Company;
     8.   the Board of Directors decrease director compensation; and
     9.   such other actions as the Board of Directors may deem appropriate.

I request that the Board of Directors respond to the concerns raised in this letter no later than September 15, 2006. Please be advised that if the Board of Directors does not address the concerns raised in this letter it is my intention to pursue other available options to protect my investment in the Company as well as the interests of the shareholders, the true owners of the Company.

Sincerely,

/s/  Steven N. Bronson
--------------------------
Steven N. Bronson